FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 15, 2011

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CORPORATE GOVERNANCE REPORT OF

MAGYAR TELEKOM PLC.

Approved by the Board of Directors of Magyar Telekom Plc. on February 24, 2011 with Resolution

No. 1/11 (02.24.2011)

and the Supervisory Board on March 16, 2011 with Resolution No. 2/9 (03.16.2011).

The Audit Committee reviewed and evaluated the Report at its March 7, 2011 meeting (resolution No. 6/7 (03.07.2011)).

The Annual General Meeting held on April 12, 2011 has reviewed and approved the Corporate Governance and Management Report with Resolution No. 9/2011 (IV.12.).

Corporate Governance Report

of Magyar Telekom Plc.

Introduction

The Board of Directors of Magyar Telekom Telecommunications Public Limited Company (hereinafter “Magyar Telekom” or “Company”)

based on

•                              the Corporate Governance Recommendations of the Budapest Stock Exchange Zrt., published in October, 2007, and amended in May, 2008, and

•                              the provisions of Act IV of 2006 on Business Associations (“Companies Act”) (especially Section 312), taking into account

•                              the Recommendations of the European Commission (“Commission”) fostering an appropriate regime for the remuneration of directors of listed companies (2004/913/EC), and

•                              and the Commission’s Recommendations on the role of non-executive or supervisory directors of listed companies and on the committees of the (supervisory) board (2005/162/EC), approves and submits to the Annual General Meeting the below Corporate Governance Report.

1. A brief presentation of the operation of the Board of Directors, and a description of the division of responsibility and duties between the Board of Directors and the executive management

Magyar Telekom’s Board of Directors (“Board” or “Board of Directors”) is the Company’s executive body that represents the Company towards third parties and before courts and other authorities. The Board of Directors exercises its rights and performs its obligations as an independent body.

The members of the Board of Directors shall act with due care as it is generally expected from persons in such positions and - unless it is otherwise provided in the Companies Act — must give priority to the interest of the company. The members of the Board of Directors shall be liable towards the Company pursuant to the general provisions of the civil law in case of causing damage to the Company through breaching the laws, the Articles of Associations (“Articles of Association”), the resolutions of the General Meeting (“General Meeting”) of the Company and their managerial duties. The indemnification liability of the members of the Board of Directors towards the Company is joint and severable according to the provisions of the Civil Code on jointly causing damage. If the damage was caused by the resolution of the management as a body, those members are exempted from such liabilities who did not participate in the voting or voted against the resolution in question. The members of the Board of Directors shall bear unlimited and joint liability for those damages that arise from the announcement of false data, rights or facts to the Company Register or the late announcement of the same in addition to failing to file such announcement at all.

The Board of Directors is not an operative management body. In other words, the Board of Directors is not involved in the Company’s daily business. The Board of Directors acts in all matters that do not fall in the competence of the General Meeting or other corporate bodies. Among other responsibilities, it approves the Company’s strategy, business plan, major organizational changes and key transactions, concludes employment agreements with and removes the Chief Executive Officer (“CEO”) and Chief Officers, and determines the remuneration and target tasks on the basis of which it evaluates the their performance.

For the purpose of the operative control and effective day-to-day management of the Company the Board of Directors established the Management Committee the members of which are the Chief Executive Officer and the Chief Officers . The Management Committee acts within the scope of competences assigned to it by the Board of Directors. The Management Committee reports to the Board of Directors on the operation and status of Magyar Telekom Group at each meeting of the Board of Directors.

Due to the fact that in line with the above, the Board of Directors delegates several competences to the Management Committee we answered “No” to several questions in the declaration to this Corporate Governance Report, because in these cases the Company does comply with the given recommendation but based on the decision of the Board of Directors the procedure / decision to comply with the given recommendation is within the Management Committee’s scope of competence delegated to it by the Board of Directors.

The detailed rules on the tasks, competences and operation of the Management Committee are contained in the Rules of Procedure approved by the Board of Directors:

http://www.telekom.hu/static/sw/download/mc_rop_07.01.2010_.pdf

2. The introduction of the members of the Board of Directors, the Supervisory Board and the executive management (in the case of Board members, including the status of independence of the different members), a description of the structure of committees.

For more details with regard to the members of the Board of Directors, the supervisory board of Magyar Telekom (“Supervisory Board”) and the Management Committee please visit the web site of Magyar Telekom:

•                              http://www.telekom.hu/investor_relations/corporate_governance/board_of_directors

•                              http://www.telekom.hu/investor_relations/corporate_governance/supervisory_board

•                              http://www.telekom.hu/investor_relations/corporate_governance/management_committee

The Board of Directors is comprised of a minimum of six (6), and a maximum of eleven (11) members. The members of the Board of Directors shall be elected by the General Meeting. Currently the Board of Directors of Magyar Telekom has eleven members. The assignment of the members of the Board of Directors lasts for a term of three years until May, 31 of the third year subsequent to the date of the said General Meeting with the exception, that if the General Meeting in the third year is held prior to May 31 than their assignment lasts until the date thereof. The assignment of new Board members, elected within this period, shall expire at the same date when the assignment of the other Board members expires. The members of the Board of Directors can be recalled or re-elected by the General Meeting at any time. The Board of Directors operates in line with the Rules of Procedure, in compliance with the laws and the Articles of Association.

The Companies Act does not include requirements with regard to the independency of the members of the Board of Directors if besides the Board of Directors there is also a supervisory board operating at the company. Currently 3 members of the Board of Directors meet the independency criteria set forth in the Recommendations: Frank Odzuck, dr. Mihály Gálik, dr. István Földesi.

According to the Articles of Association of the Company the Supervisory Board of the Company is comprised of at least three (3) but maximum fifteen (15) members. The members of the Supervisory Board are elected by the General Meeting. The assignment of the members of the Supervisory Board lasts for a term of three years until May, 31 of the third year subsequent to the date of their election with the exception, that if the General Meeting in the year of the expiry of their assignment is held prior to May 31, then their assignment lasts until the date thereof. The assignment of new Supervisory Board members, elected within this period, shall expire at the same date when the assignment of the other Supervisory Board members expires. Currently the Supervisory Board of Magyar Telekom has eleven members. The Supervisory Board acts as a body. The Supervisory Board elects a Chairman from among its members and makes resolutions with simple majority. The Supervisory Board carries out its tasks according to its Rules of Procedure that is established by the Supervisory Board and approved by the General Meeting.

Independent members of the Supervisory Board — according to the Companies Act: Dr. László Pap, Dr. János Illéssy, Dr. Sándor Kerekes, Dr. Károly Salamon, Dr. János Bitó and Konrad Kreuzer.

•                           http://www.telekom.hu/static/sw/download/MT_BoD_RoP_ENG_13Dec2010.pdf

•                           http://www.telekom.hu/static/sw/download/FEB_ugyrend_20100407_eng.pdf

3. The number of meetings held in the relevant period by the Board of Directors, Supervisory Board and committees, including the number of members attending

Section 5 discusses the work of the individual committees in detail therefore we analyzed here the above parameters with regard to the Board of Directors and the Supervisory Board.

In 2010 the Board of Directors held five meetings in accordance with its Preliminary Meeting Schedule, at which the overall rate of attendance of the members (either personally or by telephone conference) was 87%. The Board of Directors adopted resolutions without holding a meeting in nine cases in writing through the procedure of voting by fax as regulated in the Rules of Procedure.

The most important issues discussed by the Board of Directors in 2010 were as follows:

•                  Monitoring financial and non-financial KPIs;

•                  Decisions on the bonus achievement for the management in 2009 based on recommendation of the Remuneration Committee;

•                  Proposal to the General Meeting on the approval of the Y2009 financial statements, the use of the profit after tax and the dividend;

•                  Setting targets for the management for 2011;

•                  Approval of the mid-term strategy and business planning for years 2011-2015;

•                  Delist the American Depositary Shares (ADS) from the New York Stock Exchange;

•                  Declaration regarding the contemplated 2010 dividend proposal;

•                  Cooperation with Deutsche Telekom;

•      Organizational restructuring;

•                  M&A decisions;

•                  Risk management of Magyar Telekom Group;

•                  Review of the compliance program.

The Supervisory Board held 6 meetings in business year 2010 at which the average rate of participation was 89%.

The most important issues discussed by the Supervisory Board in 2010 were as follows:

•                  Reports, submissions on the agenda of the General Meeting;

•                  Strategy of the Magyar Telekom Group 2010-2012;

•                  Business Plan of the Magyar Telekom Group 2010-2012;

•                  Reports of the Board of Directors on its key business policy decisions;

•                  Magyar Telekom Group’s Executive Financial Reports;

•                  Reports on the decisions of the Management Committee;

•                  Reports on the activity of the Internal Audit and the Audit Plan of the Internal Audit;

•                  Progress of the Compliance program;

•                  Reports on the acquisition activities of Magyar Telekom Group;

•                  Reports on the activities of the Audit Committee.

4. The presentation of viewpoints considered when evaluating the work of the Board of Directors, the Supervisory Board, the executive management, as well as of the different members. Reference to whether evaluation carried out in the relevant period has resulted in any changes

The Y2010 self assessment of the Board of Directors is published on the web site of the Company. The self assessment primarily focused on

•                  the performance of tasks belonging to the scope of authority according to the Articles of Association and the Rules of Procedure of the Board of Directors

•                  the shareholder relations,

•                  the enforcement of the strategic and business plans of the Company,

•                  compliance and

•                  the assessment of the legal and ethical requirements.

Within the framework of the Y2010 performance evaluation of the Supervisory Board the following viewpoints — among others - were taken into account:

•                  whether the organization and members of the Supervisory Board, the operation of the Supervisory Board was ensured in business year 2010 as prescribed in the Rules of Procedure of the Supervisory Board;

•                  whether the Supervisory Board, based on its legal status, scope of authorities and responsibilities as included in its Rules of Procedure, properly fulfilled its tasks in business year 2010;

•                  whether the Supervisory Board deems it necessary to take further actions or follow-up steps in the individually assessed cases.

Within the framework of the evaluation of the Y2010 performance of the Supervisory Board the following viewpoints were taken into account at the assessment of the individual members and also whether based on these viewpoints their relevant competence was ensured:

•                  Dr. László Pap: Independence, expertise in technical — telecommunications technology — field, experience as member of the Audit Committee and as member of the Board of Directors of an international company.

•                  Dr. János Illéssy: Independence, expertise in technical field and economy, experience as chief financial officer of quoted companies, as member and chairman of the Audit Committee.

•                  Dr. Sándor Kerekes: Independence, expertise in economy and business management, experience as member of the Audit Committee, as member of the Board of Directors and Supervisory Board of various mid-size companies.

•                  Dr. Károly Salamon: Independence, expertise in technical field and economy, experience as chief financial officer or chairman-chief executive officer of many companies and banks, as member of the Audit Committee, as member of the Board of Directors, Presidency or Supervisory Board of many banks and companies.

•                  Dr. János Bitó: Independence, expertise in technical field, experience as member of the Audit Committee and as member of the Supervisory Board and Board of Directors of many companies.

•                  Konrad Kreuzer: Independence, expertise in law and business area, experience as chairman of the Board of Directors and Supervisory Board of many companies.

•                  Martin Meffert: Expertise in telecommunications and economics, experience in technical field and as country manager of Hungary.

•                  György Varju: Experience as employees’ representative, as chairman of the Workers’ Council and as member and chairman of the Central Workers’ Council.

•                  Attila Bujdosó: Expertise in technical field, experience as member of trade union and Workers’ Council, as chairman of the Telecommunications Trade Union.

•                  Tamás Lichnovszky: Expertise in technical field, experience in customer care area, as representative in Workers’ Council, as member of the Central Workers’ Council.

•                  Zsoltné Varga: Expertise in technical field, experience in sales and customer care, as employees’ representative, as official of the Workers’ Council, as member of the Central Workers’ Council and as deputy chairwoman of European Workers’ Council of Deutsche Telekom.

5. Report on the operation of different committees, including the introduction of the members of the committees (professional background), the number of meetings held, the number of members attending the meetings, as well as the most important issues discussed at the meetings and the general operation of the committee. If the Board of Directors has passed a resolution on an issue contrary to the recommendations of the audit committee, the presentation of the operations of the Audit Committee shall include that fact (as well as the reasons of the Board of Directors for doing so). It is recommended that reference be made to the company’s website, where the tasks delegated to the committees, the rules of procedure of the committees and the date of appointing the members should be disclosed.

Audit committee of Magyar Telekom (“Audit Committee”)

Chairman of the Audit Committee:

•                  Dr. János Illéssy

Members of the Audit Committee:

•                  Dr. László Pap

•                  Dr. Sándor Kerekes

•                  Dr. Károly Salamon

•                  Dr. János Bitó

There is more detailed information on the members of the Audit Committee on the following web site of the Company:

http://www.telekom.hu/investor_relations/corporate_governance/audit_committee

The members of the Audit Committee are assigned from April 7, 2010 until May 31, 2013.

The purpose of the Committee is, inter alia, to oversee:

•                  the integrity of the Company’s financial statements,

•                  the Company’s compliance with legal and regulatory requirements falling within the scope of authorities and responsibilities of the Committee,

•                  the qualifications and independence of the Company’s independent external auditor,

•                  the performance of the Company’s internal audit function and independent auditors.

The Audit Committee acts independently within its scope of authority provided in the Companies Act, in Hungarian Act CXX of 2001 on the Capital Market and in the Articles of Association, and in compliance with the rules and regulations of the Budapest Stock Exchange, the New York Stock Exchange* (the “NYSE”) and the US Securities and Exchange Commission (“SEC”), as well as the provisions and rules of the US Securities Exchange Act of 1934.

The Audit Committee held 7 meetings in the previous business year of 2010, with 93% average participation rate. The Audit Committee made further written resolutions without holding a meeting on 22 occasions.

The Chief Financial Officer, the General Counsel of the Company, the leader of the Internal Audit, the Group Compliance Director and the representatives of the independent external auditor, PricewaterhouseCoopers Kft. (“PwC”) participated at the meetings of the Audit Committee — except for the discussion of agenda items discussed within the framework of closed meetings by the decision of the Audit Committee.

The Audit Committee, during the supervision of the work of the independent auditor - inter alia - discussed the below subject matters with the auditor:

•                  PwC’s internal quality control system, the results of the quality control reviews, and PwC’s independence practices;

•                  formal written statement of PwC specifying its relationship with the Company in accordance with the Securities Acts administrated by the US Securities and Exchange Commission (“SEC”), and the requirements of the Independence Standards Board;

•                  Y2009 audit;

•                  independent auditor opinions on the Y2009 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (“IFRS”) and the Y2009 Annual Report of the Company prepared according to the Hungarian Accounting Standards (“HAR”);

•                  audit according to the Sarbanes-Oxley Act of 2002 (“SOX” or “SOX 404”) — Magyar Telekom’s internal controls over financial reporting;

•                  independent auditor’s report on the management’s assessment and on the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2009;

•                  proposal on the election of the independent auditor and the determination of its remuneration;

•                  enforcement of the professional requirements and conflict of interest stipulations towards the independent auditor;

•                  Y2009 Management Letter and the response of the management of the Company;

•                  Y2010 audit;

•                  specific pre-approval of the audit services to be provided by PwC.

The Audit Committee — inter alia — discussed the below important issues at its meetings:

•                  the services of the independent external auditor and their fees;

•                  reports on the activities of the Internal Audit, Audit Plan of the Internal Audit;

•                  reports on the activities of the Group Compliance Director;

•                  Y2009 Consolidated Financial Statements of Magyar Telekom Group prepared according to the IFRS and the Y2009 Annual Report of the Company prepared according to the HAR;

*Until November 12, 2010 when the American Depositary Shares of the Company have been delisted from the New York Stock Exchange.

•                  SOX 404 compliance, status of significant SOX compliance deficiencies, Management’s overall assessment of the Company’s internal controls over financial reporting Y2009 (in compliance with SOX 404)

•                  20-F annual report (prepared pursuant to the US Securities Exchange Act of 1934) of Magyar Telekom for the business year ending on December 31, 2009;

•                  the risk management system of Magyar Telekom Group, quarterly risk management reports;

•                  reports on the acquisition activities of Magyar Telekom Group;

•                  adequacy of the remedial actions taken in response to the findings of the Independent Internal Investigation conducted by the direction of the Audit Committee with the involvement of an independent outside legal counsel and closed in 2009, and the implementation of the compliance program;

•                  issues pertaining to the Authorities’ Investigations;

•                  evaluation of the Y2010 performance of the Audit Committee.

The Rules of Procedure of the Audit Committee - including the tasks delegated to the Audit Committee — is accessible on the following web site of the Company:

http://www.telekom.hu/static/sw/download/ACUgyrend_20110202_eng.pdf

Remuneration committee of Magyar Telekom (“Remuneration Committee”):

The Remuneration Committee is comprised of three members elected by the Board of Directors. The assignment of the members is the same period as their assignment as members of the Board of Directors.

The current members are:

•                  Frank Odzuck

•                  Guido Kerkhoff

•                  Dr. Ralph Rentschler

The professional experience of the members is accessible in detail on the following web site of the Company: http://www.telekom.hu/investor_relations/corporate_governance/compensation

The rules of the operation of the committee is contained in its Rules of Procedure:

http://www.telekom.hu/static/sw/download/JavBizUgyrend_eng.pdf

In 2010 the Remuneration Committee held four meetings.

The issues discussed were as follows:

•                  February, 2010 (participation rate: 100%)

•                  Determination of Board Directors’ remuneration

•                  Evaluation of the Y2009 bonus targets of the top management of Magyar Telekom Group

•                  Refinement of the Y2010 bonus targets of the top management of Magyar Telekom Group

•                  Payment of Incentives to Magyar Telekom Group’s Top Management based on the Mid-Term Incentive Plan 2007-2009

•                  April, 2010 (participation rate: 100%)

•                  Electing the Chairman of the Remuneration Committee

•                  Salary review of Magyar Telekom Group’s Top Management

Discussing appointments and remuneration of the new managerial positions of Magyar Telekom Group

•                  September, 2010 (participation rate: 100%)

•                  Proposal to start the MTIP 2010 program

•                  Proposal regarding the targets for 2010 of new top managers of Magyar Telekom Group

•                  December, 2010 (participation rate: 100%)

•                  proposal for the Y2011 targets of the top managers of Magyar Telekom Group

6. The presentation of the system of internal controls and the evaluation of the activity in the relevant period. Report on the efficiency and effectiveness of risk management procedures. (Information on where the report on internal controls by the Board of Directors may be viewed by shareholders.)

The presentation of the system of internal controls, evaluation of the activity in the relevant period.

Magyar Telekom, as a company registered in the U.S., is subject to the provisions of the Sarbanes-Oxley Act of 2002. As required by section 404 of the Sarbanes-Oxley Act, the management of Magyar Telekom is responsible for establishing and maintaining adequate “internal control over financial reporting” that ensures the reliability of the financial reports. Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. Our internal control system is based on the method established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management has established and regularly oversees the operation of internal controls over financial reporting that ensure the reliability of the report. The internal control system has been grouped into two levels of documentation:

•                      The company-level controls include the following (in line with PCAOB Audit Standard No. 5):

•                  controls related to the control environment

•                  controls over management override

•                  the company’s risk assessment process

•                  controls to monitor results of operations

•                  controls to monitor other controls, including the activities of the internal audit function, the Audit Committee and self-assessment programs

•                  controls over the period-end reporting process

•                  policies that address significant business control and risk management practices.

•                  Transaction Level Controls describe the controls built into our business processes that have been designed and operated to ensure that material misstatements in each significant financial account and disclosure within the financial statements are prevented or detected in a timely manner.

The operation of the internal control system is supported by the independent internal audit function that, beyond tasks regarding the risk based internal audit work plan, contributes to the enhancement of the internal control processes and to the reduction of existing risks through ad-hoc audits. The Internal Audit area follows up the implementation of the measures defined on the basis of the audits. The Supervisory Board and the Audit Committee receives regular reports on the findings of the audits; measures, based on the findings and fulfillment of tasks.

In line with the criteria of the adopted internal control framework, management evaluates the effectiveness of internal control system within each financial year. Management’s assessment for 2010 is still in progress, but based on the already available information, we believe that internal control system has been operating effectively to prevent material misstatements in the financial statements.

The Company discloses its report on the internal controls with regard to the reliability of financial reports in the 20-F annual report.

The management and Board of Directors of Magyar Telekom are committed to conduct all business activities of Magyar Telekom Group according to the highest legal and ethical standards. Based on this commitment the Board of Directors established the Corporate compliance program of Magyar Telekom.

The Corporate compliance program is applicable to all bodies, organizations, employees, advisors, agents, representatives as well as to all persons and organizations that work on behalf of the Company or its subsidiary.

The Corporate compliance program of Magyar Telekom ensures that the business activities of the Group are conducted with observing and in compliance with the relevant laws to the outmost extent, according to the highest standards of training and commitment. It requires the realization of guidelines and processes that manage potential compliance risks and implement specific processes in order to report, investigate, monitor and correct suspected or actual lack of compliance.

Risk management policies

Our risk management includes identification, assessment and evaluation of risks, development of necessary action plans, as well as monitoring of performance and results. For risk management to be effective, we must ensure that management take business decisions with full understanding of all relevant risks.

In 1999, we established a formal risk management system. This system has been operating in an integrated way with the risk management system of Deutsche Telekom since 2002.

All material risks related to material internal and external operations, financial and legal compliance and certain other risks are evaluated and managed by a well-defined internal mechanism. A risk management manual and an internal regulation on risk management were prepared. A risk management course was developed for employees responsible for risk management in all organizational areas. Risk items affecting our operations are reviewed quarterly throughout the group. All of our units, departments, subsidiaries and other organizations are obliged to identify and report their operational risks on a quarterly basis. After evaluation of these risks, results are reported to our management, the Board of Directors, the Disclosure Committee, the Audit Committee and to Deutsche Telekom.

Following the enactment of the Sarbanes-Oxley Act, we decided to enhance our risk management procedures. As this new law requires prompt disclosure of all risk items influencing investors’ decisions, we complemented our quarterly risk reporting system with a continuous reporting procedure which requires all the organizations of the group to report on a real-time basis any new material fact, information or risk that comes to their knowledge. Information thus submitted is monitored by the risk management area and CFO is notified when a new material risk or information is identified.

There is an effective internal regulation at the Company that covers the responsibilities of each employee in risk monitoring and management. We introduced the requirements of the Sarbanes-Oxley Act, our enhanced reporting and corporate governance obligations and the enhanced risk reporting procedures to our colleagues through e-learning. The personnel scope of the training covered all employees.

7. Information on whether the auditor has carried out any activities not related to auditing

Based on the effective Pre-approval Policy of the Audit Committee the independent external auditor — upon the general pre-approval or the specific pre-approval of the Audit Committee — provided the below services for the Company in business year 2010 besides the audit type of services:

•                 audit related services,

•                  training service.

8. A detailed presentation of the company’s disclosure policy, and its policy on trading by insiders

Disclosure policy of the Company

It is Magyar Telekom’s policy that all disclosures made by the Company to its shareholders or the investment community should be accurate and complete, and fairly present the Company’s financial condition and results of operations in all material respects, and such disclosures should be made on a timely basis as required by applicable laws and requirements of the Budapest Stock Exchange (BSE), the NYSE*, the SEC and the Hungarian Financial Supervisory Authority (“HFSA”).

The controls and procedures currently used by the Company are designed to ensure that: information required by BSE, NYSE*, SEC and HFSA to be disclosed by the Company (Annual, Half-Year and Interim Management Reports, Registrations Statements, 20-F Filings and 6-K Submissions) as well as any and all other written information that the Company discloses from time to time to the investment community (presentations to rating agencies and information contained on the Magyar Telekom website for investors: www.telekom.hu) is recorded, processed, summarized, and reported accurately and on a timely basis as well as that the information is collected and transferred to the management to ensure that timely decisions are made on the disclosure.

Since July 3, 2003 a Disclosure Committee has been operating at the Company the tasks of which include — among others — to elaborate and monitor processes and control procedures described above. The Disclosure Committee is comprised of such managers who are jointly well informed on the significant and complex aspects of the business and financial activities as well as the risks of the Company.

The Disclosure Committee of the Company supports the Chief Executive Officer and the Chief Financial Officer in fulfilling their respective duties, i.e. to have an oversight on the processes ensuring the accuracy and timeliness of disclosures.

*until November 12, 2010 when the American Depositary Shares of the Company has been delisted from the New York Stock Exchange

*until November 12, 2010 when the American Depositary Shares of the Company has been delisted from the New York Stock Exchange

An external legal firm is retained by the Company as an advisor to monitor the changes of SEC and NYSE* rules and to notify the Company if such changes occur. Within the framework of an internal audit the Company reviews its disclosure processes each year.

Policy in connection with the prohibition of insider trading

The shares of Magyar Telekom are traded on the Budapest Stock Exchange. The American Depositary Shares (ADSs) of Magyar Telekom has been delisted from the New York Stock Exchange effective November 12, 2010. The Company is committed to meeting the criteria for delisting its Securities as soon as possible, however until that the trading of Magyar Telekom securities is regulated by the Hungarian legislation and government (including the Hungarian FSA) as well as the United States legislation and government (including SEC).

With the aim of ensuring compliance with the requirements of the legal environment Magyar Telekom created its own regulation which applies to all organizations of Magyar Telekom and those affiliated companies in which Magyar Telekom has 25% or more direct or indirect ownership or voting rights.

The Hungarian securities laws and United States federal and state securities laws prohibit: (a) the direct or indirect purchase or sale of securities while in possession of inside information and (b) the disclosure of inside information to others who then trade in securities (hereinafter: tip or tipping).

The regulation defines insider information, insider trading as well as the scope of insider persons.

Magyar Telekom does encourage investment in Magyar Telekom securities by its employees and directors. However, it states some general trading guidelines as well as specific restrictions regarding the timing of trading in Magyar Telekom securities.

Trading guidelines:

•                  Magyar Telekom strongly recommends that all insider persons refrain from any transactions in Magyar Telekom securities other than during the period beginning on the commencement of the third (3rd) trading day following the release of quarterly or annual financial results and ending ten calendar days later (so called „window period”).

•                  The safest period for trading in Magyar Telekom securities, assuming the absence of inside information, is generally the first few days of the window period. Periods other than window periods are more highly sensitive for transactions in Magyar Telekom securities from the perspective of compliance with applicable securities laws. However, trading in Magyar Telekom securities during a window period should not be considered a “safe harbor.”

•                  Even after inside information is disclosed, sufficient time must pass to permit the market and outside investors to digest the information and make investment decisions before insider persons can trade in Magyar Telekom securities. Even during a window period, any person possessing inside information may not engage in any transactions in Magyar Telekom securities until the commencement of the third trading day after inside information is publicly disclosed.

•                  Regulatory authorities scrutinize securities trading with special attention. Consequently, before trading in Magyar Telekom securities, you should carefully consider how the authorities, in the future, might view your concluded transactions with special attention.

•                  Every insider person has the individual responsibility to comply with the relevant internal rules, regardless of whether Magyar Telekom has recommended a window period to that insider person or any other insider person. The guidelines set forth in Magyar Telekom’s internal rules are guidelines

*until November 12, 2010 when the American Depositary Shares of the Company has been delisted from the New York Stock Exchange only, and appropriate judgment should be exercised in connection with any transaction in Magyar Telekom securities.

•                  An insider person may, from time to time, have to forego a proposed transaction in Magyar Telekom securities even if he or she planned to make the transaction before learning of the inside information and even though the insider person believes he or she may suffer an economic loss or forego anticipated profit by waiting.

In addition to the aforementioned trading guidelines the internal rule also states that specific restriction periods, which are prescribed in the Capital Markets Act also apply to specific categories of insider persons described therein.

Magyar Telekom in its internal rules draws the attention that insider persons, in addition to being forbidden from using inside information to trade in securities for their own advantage, are also prohibited from tipping inside information to an outsider (any person other than a Magyar Telekom employee, officer or director, and includes friends, business associates, spouses or family members), who then trades on that information.

In certain cases transactions must be immediately announced to the authority or to the public by the insider person and/or by the issuer. In order to support compliance with the announcement obligations insider persons shall without delay fill in and send a form if they concluded a transaction with Magyar Telekom shares and Magyar Telekom shall file the necessary announcements and disclosures on behalf of certain insider persons.

9. A detailed demonstration of the methods of exercising shareholders’ rights

The holder of each Series “A” Share shall be entitled to one vote at the General Meeting of the Company and to all such rights attributed to such shareholder by the Companies Act or the Articles of Association. The owner of the security — unless the contrary is proved — shall be the person on whose account the security is registered. The transfer of registered or interim share certificates shall be effective with respect to the Company when the name of the new owner of the shares has been entered in the shareholders’ register.

The Board of Directors of the Company through the registrar assigned by the Board of the Directors according to Section 202 (2) of the Act, maintains a shareholders’ register of the holders of registered shares (including holders of interim share certificates or preliminary share certificates) and shareholders’ proxies by the class of shares, in which the name - in case of a joint representative the relevant data of the joint representative respectively - and address (seat) of each shareholder (shareholder’s proxy) as well as the shareholding of each shareholder by the share series is recorded. The Company maintains a computerized shareholders’ register.

Whenever a dividend or interim dividend is declared by the General Meeting, shareholders shall be entitled to such dividend or interim dividend in proportion to the nominal value of their shares.

In the event of dissolution of the Company, the assets of the Company shall be distributed, after satisfying creditors, among all of the shareholders of the Company, such distribution to occur in accordance with the ratio of the nominal value of each shareholder’s shares to the total registered capital of the Company.

Shareholders whose names have not been entered into the shareholders’ register and shareholders who acquired their shares in violation of the restrictions in the Articles of Association pertaining to the transfer and the acquisition of shares shall not be allowed to exercise their rights attached to such shares vis-á-vis the Company.

If the General Meeting establishes that the company has made profit and determines that dividends should be paid, only those shareholders or shareholder representatives shall be entitled to such dividends who are owners with respect to the record date of identification of beneficial owner and the statutory required data of which are available for the payment of dividends.

The General Meeting shall be convened if shareholders representing at least five percent of the votes request the Board of Directors in writing to convene the General Meeting, stipulating the reason for and the object of their request. The court of registration shall convene the General Meeting if the convocation of the General Meeting is requested in compliance with the above outlined procedure and the Board of Directors fails to act within a period of 30 days or fails to convene the General Meeting within the shortest notice period required by the law or the Articles of Association after such action.

Each shareholder has the right to attend the General Meeting, request information and comment on issues at the General Meeting. Holders of voting shares have the right to make proposals and to vote.

The Board of Directors shall provide the necessary information to any shareholder with respect to any matter on the agenda of the General Meeting upon the request of such shareholder submitted in writing to the Board of Directors at least 8 days prior to the General Meeting. The Board of Directors may refuse to provide such information only if that would violate a substantial business interest or business secret of the Company. As part of the rights of shareholders to information shareholders may not have access to the business books and other business documents of the Company.

The condition of participating at the General Meeting is that the name of the shareholder or the nominee (except proxy holders acting on the basis of the authorization of the shareholder issued in the form of a public instrument or a private document of full probative force) is registered as such in the shareholders’ register at least six (6) working days prior to the date of the General Meeting.

The detailed rules of exercising shareholder’s rights are contained in the Articles of Association of the Company that is available on the web site of the Company:

http://www.telekom.hu/static/sw/download/alapszabaly_20100407_ENG.pdf

10. A brief presentation of rules on the conducting of the General Meeting

The General Meeting is the highest decision-making body of the Company, comprised of all of the shareholders. The decisions of the General Meeting, which are referred to as resolutions, are binding upon the shareholders, the other organs and the officers of the Company.

The Company shall hold a General Meeting at least once each year (the Annual General Meeting) where the report of the Company, prepared according to the Accounting Act, is approved. The Annual General Meeting shall occur no later than four months immediately subsequent to the business year in question. In addition to the Annual General Meeting, the Company may hold extraordinary General Meetings at any time, if necessary.

Notice of each General Meeting of the Company — unless otherwise provided by the Companies Act - shall be published in the manner stipulated by the applicable law and the Articles of Association for the publication of the Company’s notices and advertisements at least 30 days prior to the date of such General Meeting. The public notice of the General Meeting of the Company shall be published by the body responsible for the convocation of the General Meeting either by law or by the Articles of Association.

The General Meeting shall be properly constituted with a quorum if shareholders representing more than half of the shares carrying voting rights at such General Meeting are present in person or by proxy within 60 minutes of the time stipulated in the public notice convening the General Meeting. If the General Meeting does not have a quorum, the General Meeting reconvened with the same agenda shall be held after a period of at least ten (10) days after the convocation of the reconvened General Meeting. The reconvened General Meeting constitutes a quorum with regard to the agenda items of the original General Meeting regardless of the voting rights represented at the reconvened Meeting.

The General Meeting shall adopt its resolutions by a simple majority vote except for resolutions on issues listed in the Articles of Association in Section 6.2. (a)-(f), (k), (l), (o), and (p), which shall require at least a three-quarters majority of the votes of the shareholders present.

The detailed rules of conducting the General Meeting are contained in Section 6 of the Articles of Association of the Company that is published on the web site of the Company:

http://www.telekom.hu/static/sw/download/alapszabaly_20100407_ENG.pdf

11. Remuneration statement

Compensation of Members of the Board of Directors, Supervisory Board Members and Audit Committee Members

1. Board of Directors

•                  The members of the Board of Directors receive a fee

•                  The amount of the fee is determined by the General Meeting

•                  The fee is specified on the basis of domestic benchmark data

•                  The fee can be revised upon the initiative of the Remuneration Committee

•                  Members, elected from the management of the strategic investor, waive their entitlement to the fee whereas members, elected from the management of the Company, offer their fee for charity purposes

•                  The Board of Directors annually assesses its own activity according to predefined criteria (strategy, business performance, compliance, efficiency, dividend policy, information flow). Within the framework of the assessment the individual members’ self assessment is also reviewed according to predefined criteria.

2. Supervisory Board

•                  The members of the Supervisory Board receive a fee

•                  The amount of the fee is determined by the General Meeting

•                  The fee is specified on the basis of domestic benchmark data

•                  The fee can be revised upon the initiative of the Remuneration Committee

•                  Members, elected from the management of the strategic investor, waive their entitlement to the fee

•                  The Supervisory Board, based on the itemized review of the tasks specified in its Rules of Procedure, concretely assesses the work of the respective year that was carried out to fulfill the tasks contained in the Rules of Procedure and defines those activities that need to be improved. Within the framework of this activity the Supervisory Board assesses the abilities, experience of the individual members that are necessary to perform their respective duties.

3. Audit Committee

•                  The members of the Audit Committee receive a fee

•                  The amount of the fee is determined by the General Meeting

•                  The fee is specified on the basis of domestic benchmark data

•                  The fee can be revised upon the initiative of the Remuneration Committee

•                  The Audit Committee, based on the itemized review of the tasks specified in its Rules of Procedure, concretely assesses the work of the respective year that was carried out to fulfill the tasks contained in the Rules of Procedure and defines those activities that need to be improved.

According to the resolutions passed on the General Meeting in April 20010 the remuneration of Members of the Board of Directors, Supervisory Board Members and Audit Committee Members at the Company are as follows:

The Chairman of the Board of Directors:	HUF 546 000 per month
The Members of the Board of Directors:	HUF 364 000 per month
The Chairman of the Supervisory Board:	HUF 448 000 per month
The Members of the Supervisory Board:	HUF 294 000 per month
The Chairman of the Audit Committee:	HUF 440 000 per month
The Members of the Audit Committee:	HUF 220 000 per month

4. Management (the term of “management” means the members of the Management Committee of the Company)

•                  With respect to the size of each element of the compensation package the Remuneration Committee submits its proposals in consideration of domestic benchmark surveys.

•                  Final decision is taken by Magyar Telekom’s Board of Directors.

•                  The compensation package is reviewed once each year.

The compensation package consists of the following elements:

Base wage

Its size varies depending on the incumbent’s position, a fixed wage amount tailored to the individual payable in monthly equal installments.

Variable pay

The annual bonus is a specific proportion of the base wage, paid on the basis of the achievement of the individual goals derived from the Magyar Telekom Group strategic goals, specified prior to the given business year. In the case of each individual goal the concrete threshold of under,- and overperformance are also determined and within that the concrete terms of payment are linked to performance targets.

The annual targets and the assessment of their performance, are approved by the Board of Directors on the basis of the submission of the Remuneration Committee.

Other benefits and perks

Other compensation elements have been designed in consideration of domestic benchmark data with a view to cost efficiency (e.g. cars for personal use, mobile phone, managers’ insurance, etc.)

Other benefits and perks have been guided by Magyar Telekom’s Collective Agreement and regulations.

The performance of the members of the management are individually assessed each year, on the basis of predefined criteria and processes.

For the year ended December 31, 2010, the aggregate compensation of the members of the management was HUF 998 million.

Corporate Governance Declaration

on Compliance with the Corporate Governance Recommendations

R 1.1.1	The Managing Body ensured that shareholders received access to information in time to enable them to exercise their rights.

	Yes (Complies)	No (Please explain)

R 1.1.2	The company applies the “one share - one vote” principle.

	Yes (Complies)	No (Please explain)

R 1.2.8	The company ensures that shareholders must meet the same requirements in order to attend at the General Meeting.

	Yes (Complies)	No (Please explain)

R 1.2.9	Items on the General Meeting agenda only include subjects which are correctly detailed and summarized clearly and unambiguously.

	Yes (Complies)	No (Please explain)

The proposals included the suggestions of the Supervisory Board and a detailed explanation of the effects of the decision.

	Yes (Complies)	No (Please explain)

Though the General Meeting of the Company did not explain in details the effect of all decisions in case of each resolution but it did so prior to making such resolutions when due to the importance or complexity of the decision it could have an effect on the ongoing processes at the Company.

R 1.2.10	Shareholders’ comments on and supplements to the items on the agenda were published at least two days prior to the General Meeting.

	Yes (Complies)	No (Please explain)

No comments, supplements were received prior to the Y2010 General Meeting.

R 1.3.8	Comments on the items of the agenda were made available to shareholders simultaneously with registration at the latest.

	Yes (Complies)	No (Please explain)

No comments, supplements were received prior to the Y2010 General Meeting.

Written comments made on the items on the agenda were published two working days prior to the General Meeting.

	Yes (Complies)	No (Please explain)

No comments, supplements were received prior to the Y2010 General Meeting.

R 1.3.10	The election and dismissal of executives took place individually and by separate resolutions.

	Yes (Complies)	No (Please explain)

R 2.1.1	The responsibilities of the Managing Body include those laid out in 2.1.1.

	Yes (Complies)	No (Please explain)

The Articles of Association and the Rules of Procedure of the Board of Directors set forth that all matters fall into the competence of the Board of Directors (or into that of the Management Committee delegated to it by the Board of Directors) that according to the laws or the Articles of Association do not fall into the exclusive competence of the General Meeting or other corporate body. The list of competences in the Articles of Associations and in the Rules of Procedure of the Board of Directors does not fully cover the list set forth in the explanation of the recommendations.

R 2.3.1	The Managing Body held meetings regularly, at times designated in advance.

	Yes (Complies)	No (Please explain)

The Supervisory Board held meetings regularly, at times designated in advance.

	Yes (Complies)	No (Please explain)

The rules of procedure of the Managing Body provide for unscheduled meetings and decision-making through electronic communications channels.

	Yes (Complies)	No (Please explain)

The rules of procedure of the Supervisory Board provide for unscheduled meetings and decision-making through electronic communications channels.

	Yes (Complies)	No (Please explain)

R 2.5.1	The Management Board of the company has a sufficient number of independent members to ensure the impartiality of the board.

	Yes (Complies)	No (Please explain)

R 2.5.4	At regular intervals (in connection with the CG Report) the Managing Body requested a confirmation of their independent status from those members considered independent.

	Yes (Complies)	No (Please explain)

R 2.5.5	At regular intervals (in connection with the CG Report) the Supervisory Board requested a confirmation of their independent status from those members considered independent.

	Yes (Complies)	No (Please explain)

R 2.5.7	The company disclosed on its website the guidelines on the independence of the Managing Body and the Supervisory Board, as well as the criteria applied for assessing independence.

	Yes (Complies)	No (Please explain)

The Rules of Procedure of the Supervisory Board — that is accessible on the web site of the Company — includes the criteria on independency but as far as the Board of Directors is concerned the Company did not set such independency criteria.

R 2.6.1

Members of the Managing Body informed the Managing Body (Supervisory Board/Audit Committee) if they (or any other person in a close relationship to them) had a significant personal stake in a transaction of the company (or the company’s subsidiary).

	Yes (Complies)	No (Please explain)

The Supervisory Board / Audit Committee did not receive such information.

R 2.6.2

Transactions between board and executive management members (and persons in close relationship to them) and the company (or its subsidiary) were conducted according to general rules of practice of the company, but with stricter transparency rules in place.

	Yes (Complies)	No (Please explain)

No such transaction took place at the Company in 2010

Transactions which according to 2.6.2, fell outside the normal course of the company’s business, and their terms and conditions were approved by the Supervisory Board (Audit Committee).

	Yes (Complies)	No (Please explain)

No such transaction took place at the Company in 2010

R 2.6.3

Board members informed the Supervisory Board/Audit Committee (Nomination Committee) if they received an offer of Board membership or an offer of an executive management position in a company which is not part of the company group.

	Yes (Complies)	No (Please explain)

Not fulfilled in all cases.

R 2.6.4	The Managing Body established its guidelines on information flow within the company and the handling of insider information, and monitored compliance with those guidelines.

	Yes (Complies)	No (Please explain)

A CEO level internal regulation was issued at the Company on this subject matter.

The Managing Body established its guidelines regarding insiders’ trading in securities and monitored compliance with those guidelines.

	Yes (Complies)	No (Please explain)

A CEO level internal regulation was issued at the Company on this subject matter.

R 2.7.1	The Managing Body formulated remuneration guidelines regarding the evaluation and remuneration of the work of the Managing Body, the Supervisory Board and the executive management.

	Yes (Complies)	No (Please explain)

The Supervisory Board formed an opinion on the remuneration guidelines.

	Yes (Complies)	No (Please explain)

The guidelines regarding the remuneration for the Managing Body and the Supervisory Board and the changes in those guidelines were approved by the General Meeting, as a separate item on the agenda.

	Yes (Complies)	No (Please explain)

R 2.7.2	The Managing Body prepared an evaluation of the work it carried out in the given business year.

The Supervisory Board prepared an evaluation of the work it carried out in the given business year.

	Yes (Complies)	No (Please explain)

R 2.7.3	It is the responsibility of the Managing Body to monitor the performance of and determine the remuneration for the executive management.

	Yes (Complies)	No (Please explain)

The frameworks of benefits due to members of the executive management that do not represent normal practice, and the changes in those benefits were approved by the General Meeting as a separate agenda item.

	Yes (Complies)	No (Please explain)

The members of the management do not have benefits that do not represent normal practice and there were no such events in 2010.

R 2.7.4	The structure of share-incentive schemes were approved by the General Meeting.

	Yes (Complies)	No (Please explain)

The current cash program linked to share performance (MTIP), which is disclosed in our Annual Report, the success criteria of which depends on the share-price of Magyar Telekom has been approved by the Board of Directors.

Prior to the decision by the General Meeting on share-incentive schemes, shareholders received detailed information (at least according to those contained in 2.7.4).

	Yes (Complies)	No (Please explain)

The current cash program linked to share performance (MTIP), which is disclosed in our Annual Report, the success criteria of which depends on the share-price of Magyar Telekom has been approved by the Board of Directors.

R 2.7.7	The Remuneration Statement was prepared by the company and submitted to the General Meeting.

	Yes (Complies)	No (Please explain)

The Remuneration Statement includes information about the remuneration of individual members of the Managing Body, the Supervisory Board, and the executive management.

	Yes (Complies)	No (Please explain)

The Remuneration Statement includes information about the remuneration of individual members of the Board of Directors and the Supervisory Board but due to data protection reasons the remuneration data of the management contains aggregate figures.

R 2.8.1	The Managing Body or the committee operated by it is responsible for monitoring and controlling the company’s entire risk management.

	Yes (Complies)	No (Please explain)

The Managing Body requests information on the efficiency of risk management procedures at regular intervals.

	Yes (Complies)	No (Please explain)

The Managing Body took the necessary steps to identify the major risk areas.

	Yes (Complies)	No (Please explain)

R 2.8.3	The Managing Body formulated the principles regarding the system of internal controls.

	Yes (Complies)	No (Please explain)

The Board of Directors regularly assesses and approves the elements of the internal control system, established according to the BÉT Recommendations.

The system of internal controls established by the executive management guarantees the management of risks affecting the activities of the company, and the achievement of the company’s performance and profit targets.

	Yes (Complies)	No (Please explain)

R 2.8.4	When developing the system of internal controls, the Managing Body took into consideration the viewpoints included in 2.8.4.

	Yes (Complies)	No (Please explain)

R 2.8.5	It is the duty and responsibility of the executive management to develop and maintain the system of internal controls.

	Yes (Complies)	No (Please explain)

R 2.8.6	The company created an independent Internal Audit function which reports to the Audit Committee.

	Yes (Complies)	No (Please explain)

The Internal Audit reported at least once to the Audit Committee on the operation of risk management, internal control mechanisms and corporate governance functions.

	Yes (Complies)	No (Please explain)

R 2.8.7	The internal audit activity is carried out by the Internal Audit function based on authorization from the Audit Committee.

	Yes (Complies)	No (Please explain)

As an organization, the Group Audit function is independent from the executive management.

	Yes (Complies)	No (Please explain)

The Group Audit Directorate is directly reporting to the Chief Legal and Corporate Affairs Officer from an organizational point of view.

R 2.8.8	The Internal Audit schedule was approved by the Managing Body (Supervisory Board) based on the recommendation of the Audit Committee.

	Yes (Complies)	No (Please explain)

R 2.8.9	The Managing Body prepared its report for shareholders on the operation of internal controls.

	Yes (Complies)	No (Please explain)

In line with the Sarbanes-Oxley Act, the Company’s Management Committee and the Board of Directors each year evaluate the effectiveness of internal control over financial reporting. The report on the evaluation is approved by the Management Committee and the Board of Directors. The result of the evaluation is available for shareholders in the Company’s 20-F report within section ‘Controls and procedures’.

The Managing Body developed its procedures regarding the receipt, processing of reports on the operation of internal controls, and the preparation of its own report.

	Yes (Complies)	No (Please explain)

Though the Rules of Procedure of the Board of Directors does not explicitly include the task contained in the Recommendations, the Management Committee of the Company and the Board of Directors, in compliance with the Sarbanes-Oxley Act, annually assess the efficiency of the internal control environment of the preparation of the financial statement.

R 2.8.11	The Managing Body identified the most important deficiencies or flow in the system of internal controls, and reviewed and re-evaluated the relevant activities.

	Yes (Complies)	No (Please explain)

R 2.9.2

The Managing Body, the Supervisory Board and the Audit Committee were notified in all cases when an assignment given to the auditor may have resulted in significant additional expense, caused a conflict of interest, or affected normal business practices significantly in any other way.

	Yes (Complies)	No (Please explain)

In compliance with the extremely strict provisions of the Sarbanes-Oxley Act, the Audit Committee is responsible for the oversight of the work of the independent external auditor of the Company. All audit-relevant and non-audit-relevant services to be performed by the independent external auditor for the Company and their fees are subject to the Audit Committee’s pre-approval in order to ensure that the independent external auditor does not impair his independence from the Company. For this activity the “Pre-approval policy of Magyar Telekom Plc.’s Audit Committee” is applicable.

R 2.9.3

The Managing Body informed the Supervisory Board of any assignment given to the external auditor or an external advisor in connection with any event which held significant bearing on the operations of the company.

	Yes (Complies)	No (Please explain)

The Audit Committee is responsible for the oversight of the work of the independent external auditor of the Company. All audit-relevant and non-audit-relevant services to be performed by the independent external auditor for the Company and their fees are subject to the Audit Committee’s pre-approval in order to ensure that the independent external auditor does not impair his independence from the Company. For this activity the “Pre-approval policy of Magyar Telekom Plc.’s Audit Committee” is applicable.

The Managing Body pre-determined in a resolution what circumstances constitute “significant bearing”.

	Yes (Complies)	No (Please explain)

The Audit Committee is responsible for the oversight of the work of the independent external auditor of the Company. All audit-relevant and non-audit-relevant services to be performed by the independent external auditor for the Company and their fees are subject to the Audit Committee’s pre-approval in order to ensure that the independent external auditor does not impair his independence from the Company. For this activity the “Pre-approval policy of Magyar Telekom Plc.’s Audit Committee” is applicable.

R 3.1.6

On its website, the company disclosed duties delegated to the Audit Committee, the Nomination Committee and the Remuneration Committee, as well as the committees’ targets, rules of procedure, composition (indicating the name, brief biography and the date of appointment of members).

	Yes (Complies)	No (Please explain)

There is no Nomination Committee operating at the Company but as far as the other bodies are concerned the information is available on the web site of the Company.

R 3.2.1	The Audit Committee monitored the efficiency of risk management, the operation of internal controls, and the activity of the Internal Audit.

	Yes (Complies)	No (Please explain)

R 3.2.3

The Audit Committee received accurate and detailed information on the work schedule of the Internal Auditor and the independent auditor, and received the auditor’s report on problems discovered during the audit.

	Yes (Complies)	No (Please explain)

R 3.2.4	The Audit Committee requested the new candidate for the position of auditor to submit the disclosure statement according to 3.2.4.

	Yes (Complies)	No (Please explain)

R 3.3.1	There is a Nomination Committee operating at the company.

	Yes (Complies)	No (Please explain)

Certain tasks and competences — that in line with the Recommendations are the competences of the Nomination Committee — are delegated to other bodies, for example the Remuneration Committee makes a proposal on the conclusion and modification of the work contract of the CEO.

R 3.3.2	The Nomination Committee provided for the preparation of personnel changes.

	Yes (Complies)	No (Please explain)

There is no Nomination Committee at the Company.

The Nomination Committee reviewed the procedures regarding the election and appointment of members of the executive management.

	Yes (Complies)	No (Please explain)

There is no Nomination Committee at the Company.

The Nomination Committee evaluated the activity of board and executive management members.

	Yes (Complies)	No (Please explain)

There is no Nomination Committee at the Company.

The Nomination Committee examined all the proposals regarding the nomination of board members which were submitted by shareholders or the Managing Body.

	Yes (Complies)	No (Please explain)

There is no Nomination Committee at the Company.

R 3.4.1	There is a Remuneration Committee operating at the company.

	Yes (Complies)	No (Please explain)

R 3.4.2

The Remuneration Committee made a proposal for the system of remuneration for the boards and the executive management (individual levels and the structure of remuneration), and carries out its monitoring.

	Yes (Complies)	No (Please explain)

R 3.4.3	The remuneration of the executive management was approved by the Managing Body based on the recommendation of the Remuneration Committee.

	Yes (Complies)	No (Please explain)

The remuneration of the Managing Body was approved by the General Meeting based on the recommendation of the Remuneration Committee.

	Yes (Complies)	No (Please explain)

The Remuneration Committee also monitored the share option, cost reimbursement and other benefits in the remuneration system.

	Yes (Complies)	No (Please explain)

R 3.4.4	The Remuneration Committee made proposals regarding remuneration guidelines and the remuneration of individual persons.

	Yes (Complies)	No (Please explain)

The Remuneration Committee reviewed the terms and conditions of contracts concluded with the members of the executive management.

	Yes (Complies)	No (Please explain)

The Remuneration Committee ascertained whether the company fulfilled its disclosure obligations regarding remuneration issues.

	Yes (Complies)	No (Please explain)

Currently the Remuneration Committee does not have such duty.

R 3.4.7	The majority of the members of the Remuneration Committee are independent.

	Yes (Complies)	No (Please explain)

There is one independent member among the members of the 3-member Remuneration Committee.

R 3.5.1	The Managing Body disclosed its reasons for combining the Remuneration and Nomination Committees.

	Yes (Complies)	No (Please explain)

The Remuneration and Nomination Committees are not combined at the Company (there is no Nomination Committee at the Company).

R 3.5.2	The Managing Body carried out the duties of the Remuneration and Nomination Committees and disclosed its reasons for doing so.

	Yes (Complies)	No (Please explain)

There is a separate Remuneration Committee at the Company the members of which were elected by the Board of Directors from among its own members.

R 4.1.1

In its disclosure guidelines, the Managing Body established those principles and procedures which ensure that all relevant information about the operations of the company and circumstances influencing its share price are disclosed and made available accurately, in a timely fashion and in full.

	Yes (Complies)	No (Please explain)

Currently there are no disclosure guidelines at the Company. The Company issued internal regulations regarding the Disclosure Committee and disclosure processes. The tasks of the individual organizational units regarding disclosure are contained in the relevant internal regulation.

R 4.1.2	The company ensured in its disclosure activities that all shareholders and market participants were treated equally.

	Yes (Complies)	No (Please explain)

R 4.1.3	The company’s disclosure guidelines include the procedures governing electronic, on-line disclosure.

	Yes (Complies)	No (Please explain)

Currently there are no disclosure guidelines at the Company (please see the explanation at R.4.1.1.)

The company develops its website taking into consideration disclosure guidelines and the provision of information to investors.

	Yes (Complies)	No (Please explain)

R 4.1.4	The Managing Body assessed the efficiency of disclosure processes.

	Yes (Complies)	No (Please explain)

The efficiency of disclosure processes is monitored by the Audit Committee and the Supervisory Board.

R 4.1.5	The company published its corporate events calendar on its website.

	Yes (Complies)	No (Please explain)

R 4.1.6

In the annual report and on the website of the company, the public was informed about the company’s corporate strategy, its main business activities, business ethics and its policies regarding other stakeholders.

	Yes (Complies)	No (Please explain)

R 4.1.8

In the annual report the Managing Body disclosed the character and size of any other assignments given by the company or its subsidiaries to the auditing firm responsible for auditing the financial statements.

	Yes (Complies)	No (Please explain)

R 4.1.9	In the annual report and on the website the company discloses information on the professional career of the members of the Managing Body, the Supervisory Board and the executive management.

	Yes (Complies)	No (Please explain)

R 4.1.10

The company provided information on the internal organization and operation of the Managing Body and the Supervisory Board and on the criteria considered when evaluating the work of the Managing Body, the executive management and the individual members thereof.

	Yes (Complies)	No (Please explain)

R 4.1.11

In the annual report and in the Remuneration Statement on the company’s website, the company informed the public about the applied remuneration guidelines, including the remuneration and fees provided for members of the Managing Body, the Supervisory Board and the executive management.

	Yes (Complies)	No (Please explain)

R 4.1.12	The Managing Body disclosed its risk management guidelines, including the system of internal controls, the applied risk management principles and basic rules, as well as information about major risks.

	Yes (Complies)	No (Please explain)

The risk management guidelines of the Company were published by the management and not by the Board of Directors on the web site of the Company under “Investor relations/Corporate Governance/Corporate governance documents” menu item. The main risks are discussed in details in Item 3 of the 20-F report (Risk Factors).

R 4.1.13	In order to provide market participants with information, the company publishes its report on corporate governance at the same time that it publishes its annual report.

	Yes (Complies)	No (Please explain)

R 4.1.14	The company discloses its guidelines governing insiders’ trading in the company’s securities on its website.

	Yes (Complies)	No (Please explain)

The company published in the annual report and on its website ownership in the company’s securities held by the members of the Managing Body, the Supervisory Board and the executive management, as well as any interests held in share-incentive schemes.

	Yes (Complies)	No (Please explain)

R 4.1.15

In the annual report and on its website, the company disclosed any relationship between members of the Managing Body and the executive management with a third party, which might have an influence on the operations of the company.

	Yes (Complies)	No (Please explain)

Level of compliance with the Suggestions

The company should indicate whether the relevant suggestion of the CGR is applied or not (— Yes / No)

S 1.1.3	The company has an investor relations department.	Yes / No

S 1.2.1	The company published on its website the summary document regarding the conducting of the General Meeting and the exercise of shareholders’ rights to vote (including voting via proxy)	Yes / No

S 1.2.2	The company’s articles of association are available on the company’s website.	Yes / No

S 1.2.3	The company disclosed on its website information according to 1.2.3 (on the record date of corporate events).	Yes / No

S 1.2.4	Information and documents according to 1.2.4 regarding General Meetings (invitations, proposals, draft resolutions, resolutions, minutes) were published on the company’s website.	Yes / No

S 1.2.5	The General Meeting of the company was held in a way that ensured the greatest possible shareholder participation.	Yes / No

S 1.2.6

Additions to the agenda were published within 5 days of receipt, in the same manner as the publication of the original invitation for the General Meeting. (There were no motions to amend the agenda items)

Yes / No

S 1.2.7	The voting procedure applied by the company ensured unambiguous, clear and fast decision-making by shareholders.	Yes / No

S1.2.11	At the shareholders’ request, the company also provided information on the General Meeting electronically.	Yes / No

S 1.3.1	The identity of the chairman of the General Meeting was approved by the company’s General Meeting prior to the discussion of the items on the agenda.	Yes / No

S 1.3.2	The Managing Body and the Supervisory Board were represented at the General Meeting.	Yes / No

S 1.3.3

The company’s articles of association render possible that at the initiation of the chairman of the Managing Body or the shareholders of the company, a third party be invited to the company’s General Meeting and be granted the right of participation in the discussion of the relevant items on the agenda. (Though the Articles of Association of the Company does not contain a specific provision on this matter the practice is that the Company does not exclude the participation of third parties at the General Meeting.)

Yes / No

S 1.3.4	The company did not prevent shareholders attending the General Meeting from exercising their rights to request information, make comments and proposals, and did not set any pre-requisites to do so.	Yes / No

S 1.3.5

The company published on its website within three days its answers to those questions which it was unable to answer satisfactorily at the General Meeting. Where the company declined to give an answer it published its reasons for doing so. (The Company published the answers to unanswered questions after three days following the General Meeting.)

Yes / No

S 1.3.6

The chairman of the General Meeting and the company ensured that in answering the questions raised at the General Meeting, national laws and regulations of the Stock Exchange pertaining to disclosure were complied with.

Yes / No

S 1.3.7	The company published a press release and held a press conference on the decisions passed at the General Meeting.	Yes / No

S1.3.11	The company’s General Meeting decided on the different amendments of the articles of association in separate resolutions.	Yes / No

S1.3.12

The minutes of the General Meeting containing the resolutions, the presentation of draft resolutions, as well as the most important questions and answers regarding the draft resolutions were published by the company within 30 days of the General Meeting.

Yes / No

S 1.4.1	The dividend was paid within 10 days to those shareholders who had provided all the necessary information and documentation.	Yes / No

S 1.4.2	The company disclosed its policy regarding anti-takeover devices. (No such policy was elaborated by the Company.)	Yes / No

S 2.1.2	The rules of procedure define the composition of the Managing Body and all procedures and protocols for the preparation and holding of meetings, the drafting of resolutions and other related matters.	Yes / No

S 2.2.1

The rules of procedure and the work schedule of the Supervisory Board gives a detailed description of its operation and duties, as well as procedures and processes which the Supervisory Board followed.

Yes / No

S 2.3.2	Board members had access to the proposals of a given meeting at least five days prior to the board meeting.	Yes / No

S 2.3.3	The rules of procedure regulate the regular or occasional participation at board meetings of persons who are not members of the boards.	Yes / No

S 2.4.1	The election of the members of the Managing Body took place in a transparent way, information on candidates was made public at least five days prior to the General Meeting.	Yes / No

S 2.4.2	The composition of boards and the number of members complies with the principles specified in 2.4.2.	Yes / No

S 2.4.3

Newly elected, non-executive board members were able to familiarize themselves with the structure and operations of the company, as well as their duties as board members through a tailored induction program.

Yes / No

S 2.5.2	The separation of the responsibilities of the Chairman of the Managing Body from those of the Chief Executive Officer has been outlined in the basic documents of the company.	Yes / No

S 2.5.3

The company has published a statement about the means it uses to ensure that the Managing Body gives an objective assessment of the executive management’s work where the functions of Chairman and CEO are combined.

Yes / No

S 2.5.6	The company’s Supervisory Board has no member who held a position in the Managing Body or the executive management of the company in the three years prior to his nomination.	Yes / No

S 2.7.5	The development of the remuneration system of the Managing Body, the Supervisory Board and the executive management serves the strategic interests of the company and thereby those of the shareholders.	Yes / No

S 2.7.6	In the case of members of the Supervisory Board, the company applies a fixed amount of remuneration and does not apply a remuneration component related to the share price.	Yes / No

S 2.8.2

The Managing Body developed its risk management policy and regulations with the cooperation of those executives who are responsible for the design, maintenance and control of risk management procedures and their integration into the company’s daily operations.

Yes / No

S2.8.10	When evaluating the system of internal controls, the Managing Body took into consideration the aspects mentioned in 2.8.10.	Yes / No

S2.8.12

The company’s auditor assessed and evaluated the company’s risk management systems and the risk management activity of the executive management, and submitted its report on the matter to the Audit Committee.

Yes / No

S 2.9.1	The rules of procedure of the Managing Body, the Supervisory Board and the committees cover the procedure to be followed when employing an external advisor.	Yes / No

S 2.9.4	The Managing Body may invite the company’s auditor to participate in those meetings	Yes / No

where it debates General Meeting agenda items.

S 2.9.5	The company’s Internal Audit function co-operated with the auditor in order to help it successfully carry out the audit.	Yes / No

S 3.1.2

The chairmen of the Audit Committee, Nomination Committee, Remuneration Committee (and any other committees operating at the company) regularly inform the Managing Body about the meetings of the committee, and the committees prepared at least one report for the Managing Body and the Supervisory Board in the given business year. (There is no Nomination Committee at the Company the answer was provided with regard to the other bodies.)

Yes / No

S 3.1.4	The company’s committees are made up of members who have the capabilities, professional expertise and experience required to perform their duties.	Yes / No

S 3.1.5	The rules of procedure of committees operating at the company include those aspects detailed in 3.1.5.	Yes / No

S 3.2.2	The members of the Audit Committee were fully informed about the accounting, financial and operational peculiarities of the company.	Yes / No

S 3.3.3

The Nomination Committee prepared at least one evaluation for the chairman of the Managing Body on the operation of the Managing Body and the work and suitability of the members of the Managing Body. (There is no Nomination Committee at the Company.)

Yes / No

S 3.3.4	The majority of the members of the Nomination Committee are independent. (There is no Nomination Committee at the Company.)	Yes / No

S 3.3.5	The rules of procedure of the Nomination Committee includes those details contained in 3.3.5. (There is no Nomination Committee at the Company.)	Yes / No

S 3.4.5	The Remuneration Committee prepared the Remuneration Statement.	Yes / No

S 3.4.6	The Remuneration Committee exclusively consists of non-executive members of the Managing Body.	Yes / No

S 4.1.4	The disclosure guidelines of the company at least extend to those details contained in 4.1.4.	Yes / No

	The Managing Body informed shareholders in the annual report on the findings of the investigation into the efficiency of disclosure procedures.	Yes / No

S 4.1.7	The company’s financial reports followed IFRS guidelines.	Yes / No

S4.1.16	The company also prepares and releases its disclosures in English.	Yes / No

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: April 15, 2011